Exhibit (a)(10)

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, SS	SUPERIOR COURT DEPARTMENT OF THE TRIAL COURT

ALAN R. KAHN, on Behalf of Himself and All Other Similarly Situated Shareholders of Genzyme Corporation,	DOCKET NO. 10-3067

Plaintiff,	CLASS ACTIONCOMPLAINT
v.

HENRI TERMEER, DOUGLAS	JURY TRIAL DEMANDED
BERTHIAUME, ROBERT BERTOLINI, GAIL
BOUDREAUX, STEVEN BURAKOFF,
ROBERT CARPENTER, CHARLES L.
COONEY, VICTOR DZAU, ERIC ENDE,
DENNIS FENTON, COMIE MACK III,
RICHARD F. SYRON AND RALPH
WHITWORTH, GENZYME CORPORATION
and SANOFI-AVENTIS, S.A.

Defendants.

Plaintiff Alan R. Kahn (“Plaintiff’), by and through his undersigned counsel, makes the following allegations upon information and belief, except as to those allegations specifically pertaining to Plaintiff, which are predicated upon the investigation undertaken by Plaintiff’s counsel.

NATURE OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of himself and all other similarly situated public shareholders of Genzyme Corporation (“Genzyme” or the “Company”) against the Company and its Board of Directors (the “Individual Defendants”), among others, to enjoin defendants from breaching their fiduciary duties in the proposed buyoutof Genzyme by Sanofi-Aventis (“Sanofi”) (the “Proposed Transaction”)

under which Sanofi has proposed to acquire Genzyme for $69 cash per share, or approximately $18.4 billion in the aggregate. The Proposed Transaction is unfair both with respect to price and process and is designed to benefit Genzyme’s insiders to the detriment of Plaintiff and the Class.

JURISDICTION AND VENUE

2.             This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who is a director of a corporation headquartered in Middlesex County and otherwise has sufficient minimum contacts with Massachusetts so as to render the exercise of jurisdiction by the Massachusetts courts permissible under traditional notions of fair play and substantial justice.

3.             Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in Middlesex County, a substantial portion of the transactions and wrongs complained of herein, including the Individual Defendants’ breaches of their fiduciary duties owed to Genzyme shareholders occurred in Middlesex County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

THE PARTIES

4.             Plaintiff is and was, at all times relevant hereto, a holder of Genzyme common stock.

5.             Defendant Genzyme is a corporation organized and existing under the laws of the Commonwealth of Massachusetts, with its principal executive offices located at 500 Kendall

Street, Cambridge, Massachusetts 02142. At all relevant times, the Company’s shares traded on the NASDAQ stock exchange under the symbol “GENZ.”.

6.             Defendant Henri Termeer (“Termeer”) is and has been president, chief executive officer and chairman of the board since 1983, 1985 and 1988, respectively. Termeer is also a member of both the Risk Oversight Committee and Strategic Planning and Capital Allocation Committee.

7.             Defendant Douglas Berthiaume (“Berthiaume”) is and has been a director of the Company since 1998. Berthiaume is a member of the both the Compensation Committee and the Nominating/Governance Committee.

8.             Defendant Robert Bertolini (“Bertolini”) is and has been a director of the Company since 2009. Bertolini is also Chair of the Audit Committee and a member of the Strategic Planning and Capital Allocation Committee.

9.             Defendant Gail Boudreaux (“Boudreaux”) is and has been a director of the Company since 2004. Boudreaux is Chair of the Risk Oversight Committee and a member of the Audit Committee.

10.           Defendant Steven Burakoff (“Burakoff’) is and has been a director of the Company since 2010. Burakoff is a member of both the Compensation Committee and Risk Oversight Committee. Burakoff was given his seat on the board as part of an agreement to settle a proxy fight with Carl C. Icahn.

11.           Defendant Robert Carpenter (“Carpenter”) is and has been a director of the Company since 1994. Carpenter is a member of the Compensation Committee and the Strategic Planning and Capital Allocation Committee.

12.           Defendant Charles L. Cooney (“Cooney”) is and has been a director of the Company since 1983. Cooney is Chair of the Compensation Committee and a member of the Nominating/Governance Committee.

13.           Defendant Victor Dzau (“Dzau”) is and has been a director of the Company since 2000. Dzau is a member of the Compensation Committee and the Risk Oversight Committee.

14.           Defendant Eric Ende (“Ende”) is and has been a director of the Company since 2010. Ende is a member of the Audit Committee and the Risk Oversight Committee. Ende was given his seat on the board as part of an agreement to settle a proxy fight with Carl C. Icahn.

15.           Defendant Dennis Fenton (“Fenton”) is and has been a director of the Company since 2010. Fenton is a member of the Audit Committee and the Risk Oversight Committee. Fenton was given his seat on the board as part of a mutual cooperation agreement with Relational Investors LLC.

16.           Defendant Connie Mack III (“Mack”) is and has been a director of the Company since 2001. Mack is Chair of the Nominating/Governance Committee and a member of the Audit Committee.

17.           Defendant Richard F. Syron (“Syron”) is and has been a director of the Company since 2006. Syron is a member of the Audit Committee and the Nominating/Governance Committee.

18.           Defendant Ralph Whitworth (“Whitworth”) is and has been a director of the Company since 2010. Whitworth is Chair of the Strategic Planning and Capital Allocation Committee and a member of the Compensation Committee and the Nominating/Governance Committee. Whitworth was given his seat on the board as part of a mutual cooperation agreement with Relational Investors LLC.

19.             Defendants Termeer, Berthiaume, Bertolini, Boudreaux, Burakoff, Carpenter, Cooney, Dzau, Ende, Fenton, Mack, Syron and Whitworth are referred to herein collectively as the “Individual Defendants.”

20.             Defendant Sanofi is one of the world’s largest pharmaceutical companies, ranking number one in Europe. In the U.S., Sanofi currently ranks among the top five pharmaceutical companies with leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. Sanofi shares are listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). The corporate headquarters are based in Paris, France. The headquarters of its U.S. organization are based in Bridgewater, New Jersey.

CLASS ACTION ALLEGATIONS

21.             Plaintiff brings this action on behalf of himself and all other shareholders of the Genzyme (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are, or will be, threatened with injury arising from Defendants’ actions, as more fully described herein.

22.             This action is properly maintainable as a class action for the following reasons:

(a)             The Class is so numerous that joinder of all members is impracticable. As of January 29, 2010, there were over 266 million shares issued and outstanding of Genzyme common stock. Upon information and belief, Genzyme common stock is owned by thousands of shareholders of record nationwide.

(b)             Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

(c)           The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially members or impede their ability to protect their interests.

(d)           To the extent Defendants take further steps to effectuate the Proposed Transaction, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

23. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

(a)             Whether Defendants breached their fiduciary duties of due care, good faith, and loyalty with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein;

(b)             Whether the process implemented and set forth by the Defendants for the Proposed Transaction, including but not limited to, the Merger Agreement, the negotiations concerning the Merger Agreement, and the shareholder approval process provided for the Proposed Transaction, is entirely fair to the members of the Class;

(c)           Whether the Individual Defendants have breached their fiduciary duty of candor by failing to disclose all material facts related to the Proposed Transaction;

(d)           Whether Sanofi aided and abetted the Individual Defendants’ breaches of fiduciary duties of candor, due care, good faith, and loyalty with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein; and

(e)           Whether Plaintiff and the other members of the Class would be irreparably harmed if Defendants are not enjoined from effectuating the conduct described herein. SUBSTANTIVE ALLEGATIONS

24.           Genzyme was founded as a small start-up in 1981, and has grown into a leading international biotech company, with over 12,000 employees and revenues of $4.5 billion in 2009. Genzyme’s products and services are sold to patients in approximately 100 countries. The company’s products and services are focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant and immune disease, and diagnostic testing.

25.           On August 2, 2010, numerous media outlets reported that Sanofi proposed to acquire Genzyme for $69 cash per share, or approximately $18.4 billion in the aggregate.

26.           Despite Genzyme’s general struggles since it announced last year that it detected contamination at a Massachusetts based manufacturing facility, which resulted in worldwide shortages of two of its top products, Gaucher disease treatment Cerezyme and Fabry disease therapy Fabrazyme, and ultimately lead to various shareholder derivative suits, the Company is poised to benefit tremendously once these issues are resolved.

27.           In the article, “Genzyme’s Hidden Value,” Matthew Herper, a senior editor at Forbes, stated that, “[t]he manufacturing mess makes it possible that [Genzyme’s] long time chief executive, Henri Termeer, might be dislodged. But more importantly, settling it could result in a rapid increase in earnings that makes Genzyme an ideal fit for a needy drug maker.”

28.           Genzyme also has a very strong product pipeline. The Company has some promising late-stage drugs like Campath for multiple scelerois and mipomersen for cholesterol.

29.           It comes as no surprise that analysts see value in the Company. Analyst Stephen Simpson, CFA, of Investopedia. corn, has stated, “if Genzyme ultimately gets approval for Campath and mipomersen, the stock is probably worth something north of the high $80’s.” Also, Sven Borho , an analyst with OrbiMed Advisors, a company which holds over 2.5 million shares of Genzyme, was recently quoted on Bloomberg.com stating that, “[i]f two or three companies get involved in bidding, the $80s are achieved really easily . . . [t]here are so few good assets out there, and this is one of the more promising assets.”

30.           Genzyme is also in a position to benefit from the Centers for Medicare and Medicaid Services final bundling rule on the end-stage renal disease prospective payment system. Biard analyst Christopher J. Raymond said in a research note that he sees the complex, 923-page rule as a positive for Genzyme.

31.           In their role as directors of a corporation, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Genzyme’s net worth as a merger/acquisition candidate; (b) act independently to protect the interests of the Company’s public shareholders; (c) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Genzyme’s public shareholders; and (d) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Genzyme.

32.             Based on a preliminary valuation using publicly available information, the consideration offered in the Proposed Transaction is inadequate. Prior to the current economic downturn and manufacturing problems, the stock was trading higher than the $69 offered in the Proposed Transaction. The expectation is that with the new federal healthcare legislation and FDA approval of the drugs in Genzyme’s pipeline, the Company’s value will continue to increase.

33.             This proposed consideration is inadequate and unfair to Plaintiff and the Class because, in reality, it offers a small premium, does not reflect the Company’s potential growth value, and thereby deprives Plaintiff and the Class of the true and full value of their shares.

34.             The consideration to be paid to Plaintiff and the Class in the Proposed Transaction is also unfair and grossly inadequate because, among other things, the intrinsic value of Genzyme is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability, and established markets.

35.           Additionally, four of the directors are beholden to outside influences from activist shareholders. Defendants Burakoff and Ende were given seats on the board as part of a settlement with Carl C. Icahn. Similarly, Defendants Fenton and Whitworth were given seats as the board as part of a mutual cooperation agreement with Relational Investors LLC. These Defendants are not acting in the bests interest of shareholders, but rather in the interest of the activist shareholders.

36.           The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of Company’s valuable and profitable business,

and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

COUNT I

Claim for Breach of Fiduciary Duties
Against the Individual Defendants

37.           Plaintiff repeats and realleges each and every allegation set forth herein.

38.           The Individual Defendants have violated the fiduciary duties owed to the public shareholders of Genzyme and have acted to put their personal interests ahead of the interests of Genzyme shareholders or acquiesced in those actions by fellow Defendants. These Defendants have failed to take adequate measures to ensure that the interests of Genzyme’s shareholders are properly protected and have embarked on a process that avoids competitive bidding and provides Sanofi with an unfair advantage.

39.           By the acts, transactions, and courses of conduct alleged herein, these Defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their Genzyme investment. Plaintiff and other Members of the Class will suffer irreparable harm unless the actions of these Defendants are enjoined and a fair process is substituted.

40.           The Individual Defendants have breached their duties of loyalty, entire fairness, good faith, and care by not taking adequate measures to ensure that the interests of Genzyme’s public shareholders are properly protected from over-reaching by Sanofi.

41.           By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

42.             As a result of the actions of Defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair portion of the value of Genzyme’s stock and businesses, and will be prevented from obtaining a fair price for their common stock.

43.             Unless enjoined by this Court, the Individual Defendants will continue to breach the fiduciary duties owed to Plaintiff and the Class and may consummate the Proposed Transaction to the disadvantage of the public stockholders, without providing sufficient information to enable Genzyme’s public shareholders to cast informed votes on the Proposed Transaction.

44.             The Individual Defendants have engaged in self-dealing, have not acted in good faith to Plaintiff and the other members of the Class, and have breached, and are breaching, fiduciary requirements to the members of the Class.

45.           Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which these actions threaten to inflict.

COUNT II

Claim Against Sanofi for Aiding and Abetting
the Individual Defendants’ Breaches of Fiduciary Duties

46.           Plaintiff repeats and realleges each and every allegation set forth herein.

47.           The Individual Defendants breached their fiduciary duties to the Genzyme stockholders by the actions alleged supra.

48.           Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of Defendant Sanofi, which, therefore, aided and abetted such breaches through entering into the Proposed Transaction between Genzyme and Sanofi.

49.           Defendant Sanofi had knowledge that it was aiding and abetting the Individual Defendants’ breaches of fiduciary duties to Genzyme stockholders.

50.           Defendant Sanofi rendered substantial assistance to the Individual Defendants in their breaches of their fiduciary duties to Genzyme stockholders.

51.           As a result of Sanofi’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining a fair price for their shares.

52.           As a result of the unlawful actions of Defendant Sanofi, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from obtaining the fair value of their equity ownership in the Company. Unless enjoined by the Court, Sanofi will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of stockholder value and the disclosure of material information.

53.           Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury which Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class, and against the Defendants as follows:

A.              Certifying this case as a class action, certifying Plaintiff as class representative and their counsel as class counsel;

B.            Declaring that the conduct of the Individual Defendants in approving the Proposed Transaction and failing to negotiate in good faith with Sanofi and other acts and omissions set forth herein are breaches of the Individual Defendants’ fiduciary duties;

C.            Preliminarily and permanently enjoining the Individual Defendants from placing their own interests ahead of the interests of the Company and its shareholders;

D.            Preliminarily and permanently enjoining the Individual Defendants from initiating any defensive measures that would inhibit the Individual Defendants’ ability to maximize value for Genzyme shareholders;

E.             Awarding Plaintiff and the Class appropriate compensatory damages;

F.             Awarding Plaintiff the costs, expenses, and disbursements of this action, including any attorneys’ and experts’ fees and, if applicable, pre judgment and post-judgment interest; and

G.            Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

Dated: August 16, 2010	MATORIN LAW O CE, LLC

By:
Mitchell J. Mat. (BBO# 6493
200 Highland Avenue, Suite 306
Needham, Massachusetts 02494
Tel: (781) 453-0100
Fax: (888) 628-6746
E-Mail : mmatorin@matorinlaw.com

GARDY & NOTIS, LLP
Mark C. Gardy
James S. Notis
Charles A. Germershausen
560 Sylvan Avenue
Englewood Cliffs, New Jersey 07632
Tel: 201-567-7377
Fax: 201-567-7337

Counsel for Plaintiff